Exhibit 99.1

Trillion Energy to Ring Opening Bell at the Canadian Securities Exchange; Updates on Corporate Events

April 21, 2026 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that it has been invited to ring the Opening Bell at the Canadian Securities Exchange (the “CSE”) for Thursday, April 23, 2026 - marking the Company’s five year anniversary on the exchange. The ceremony will take place at 9:30 a.m. ET and will be broadcast on the Company’s and the CSE’s official social media channels.

“Ringing the Opening Bell at the CSE marks an exciting turning point for Trillion,” said Scott Lower, President of Trillion Energy. “Over the past several months, we have repositioned the Company around a single focused asset, our 29% earn-in interest in the M47 oil exploration block in southeastern Türkiye, divesting our legacy natural gas interests and completing an independent NI 51-101 resource evaluation of the M47 block. We are pleased to share this milestone with our shareholders and the broader investment community.”

Share Consolidation Effective Date

Further to the Company’s news release dated April 17, 2026, the Company confirms that its previously announced 5:1 consolidation of its issued and outstanding common shares (the “Consolidation”) will take effect at the open of markets on Friday, April 24, 2026.

When the Consolidation is put into effect, a total of approximately 41,624,457 post-Consolidation Common Shares will be issued and outstanding, assuming there are no other changes in the issued capital of the Company. The aggregate number of Common Shares held by such holder will be rounded down to the nearest whole Common Share. All outstanding convertible instruments (including debentures, options and warrants) will be adjusted on the equivalent ratio. The CSE trading symbol will continue as “TCF” with a new CUSIP 89624B500 / ISIN CA89624B5009. The Company’s OTCQB symbol will temporarily change to “TRLED” for 20 trading days, after which it is expected to revert to “TRLEF”.

Registered shareholders will receive a letter of transmittal from the Company’s transfer agent, Odyssey Trust Company, with instructions regarding exchanging share certificates. Shares held in book-entry form through a broker or other intermediary will be adjusted automatically. Shareholders with questions regarding the Consolidation are encouraged to contact their broker or Odyssey Trust Company directly.

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 and 2027 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Scott Lower, President

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding the bell-ringing ceremony date, time and format; the Company’s strategic direction and focus on the M47 Concession; the Company’s earn-in obligations and work program commitments; and the business and affairs of the Company generally. Forward-looking information is based on a number of assumptions including, without limitation: the availability of the CSE venue and livestream; JOC partner approvals; prevailing oil prices and foreign exchange rates; access to capital; and the availability of required services and equipment. Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially, including: commodity price risk; drilling and operational risk; regulatory risk in Türkiye; JOC partner risk; access to financing; and currency risk. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

*Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.*